

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2025

Sebastian Toke
Chief Executive Officer
GCL Global Holdings Ltd
29 Tai Seng Avenue #02-01
Natural Cool Lifestyle Hub
Singapore 534119

      Re: GCL Global Holdings Ltd
          Draft Registration Statement on Form F-1
          Submitted March 17, 2025
          CIK No. 0002002045

Dear Sebastian Toke:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology